Exhibit 99

EXPLANATORY RESPONSES

(1)     Until the sale referred to in (2) below, Leeward Capital L.P., a California limited partnership (“Leeward Capital”), was the direct beneficial owner of the number of shares of the Issuer’s common stock shown in Column 4 of Table I. Leeward Investments, LLC, a California limited liability company (“Leeward Investments” and, together with Leeward Capital, the “Leeward Parties”), is the general partner of Leeward Capital. Kent M. Rowett (“Mr. Rowett”) is the Manager of Leeward Investments. The business address of Leeward Investments and Mr. Rowett is the same as shown in Box 1 for Leeward Capital. The Leeward Parties and Mr. Rowett (collectively, the “Reporting Persons”) previously reported their beneficial ownership of the shares of the issuer’s common stock directly owned by Leeward Capital as a group for purposes of Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13d-5(b)(1)”). Accordingly, Leeward Investments and Mr. Rowett may be deemed to have previously beneficially owned indirectly those shares reported as previously directly owned by Leeward Capital in Column 4 of Table I. Mr. Rowett is signing this Form on behalf of Leeward Capital in his capacity as Manager of its general partner Leeward Investments, on behalf of Leeward Investments as its Manager and individually by reason of his capacity as Manager of Leeward Investments.

(2)     The shares referred to in Column 4 of Table I (the “Leeward Shares”) constituted approximately 7.5% of the outstanding shares of the Issuer’s common stock. However, by reason of the Acquisition Support Agreement dated as of February 18, 2011 (the “Support Agreement”) by and among Stapleton Acquisition Company, a Delaware corporation (“SAC”), and the Leeward Parties, which the Reporting Persons reported in a Schedule 13D/A dated February 18, 2011, the Reporting Persons may be deemed to have constituted a group for purposes of Rule 13d-5(b)(1) with SAC and certain related parties (collectively with SAC, the “Stapleton Parties”), who reported on a Schedule 13D/A dated April 1, 2011 (the “Stapleton 13D/A”) that they beneficially owned as a group approximately 55.6% of the outstanding shares of the Issuer’s common stock, which reported percentage includes the Leeward Shares because (according to the Stapleton 13D/A) certain of the Stapleton Parties may have been deemed to beneficially own the Leeward Shares by reason of the Support Agreement. The Reporting Person sold all of the Leeward Shares to SAC pursuant to the terms and conditions of SAC’s tender offer at $10.05 per share of the Issuer’s common stock commenced on April 1, 2011 and which, on May 2, 2011, SAC publicly announced had expired on April 29, 2011 (except for a subsequent offering period), with all shares that had been validly tendered and not withdrawn having been accepted for payment. As a result, any group that may previously have been deemed to exist between the Reporting Persons and the Stapleton Parties no longer exists and the Reporting Persons no longer beneficially own any shares of the Issuer’s common stock. The Persons Reporting disclaim ownership of any of the shares of the Issuer’s common stock beneficially owned by the Stapleton Parties.